UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information: Announcement of payment of dividends

Autonomous City of Buenos Aires, May 15, 2020

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant information – Announcement of payment of dividends

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a domestic universal financial services group in Argentina with a nationwide presence, announced today that in accordance with the resolution of the Annual Ordinary and Extraordinary Shareholders Meeting held on April 28, 2020, taking into consideration that the Company has not received the response from the Central Bank of Argentina to the request to access the foreign exchange currency market for the payment of dividends in US Dollars within the period stipulated by such Shareholders Meeting and the release of the voluntary reserve established for the future distribution of dividends approved by the Board of Directors on May 14, 2020, cash dividends of P$. 426,000,00 will be distributed and paid starting on May 29, 2020, to existing Shareholders as of the record date set on May 28, 2020 (the ¨Record Date¨).

The amount to be distributed is equivalent to 93.273304036% of the outstanding capital and the nominal value of its representative shares or P$0.93273304036 per outstanding share or P$4.663665202 per ADS. The total amount of dividends to be distributed corresponds to earnings for the year ended on December 31, 2019.

As a general rule, shareholders will receive the payment of the dividend in pesos in an account in Argentina. However, shareholders may choose to receive the dividend in US dollars either in a local or a foreign account (“US Dollar Payment Option”) according to the conditions established below. Consequently, shareholders that do not exercise the US Dollar Payment Option will receive the dividend payment in Pesos.

Payment will be made available through Caja de Valores S.A. (25 de Mayo 362, City of Buenos Aires, Republic of Argentina) starting on May 29, 2020, on business days from 10:00 AM to 3:00 PM Buenos Aires time, subject to compliance with all required procedures. The payment process will be carried out in accordance with the regulatory deadlines. Shareholders who wish to exercise the US Dollar Payment Option shall send a notice to Caja de Valores S.A. (at 25 de Mayo 362, Autonomous City of Buenos Aires) during the exercise period which will begin on May 18, 2020 and will end on May 22, 2020 (the “Exercise Period”).

ADS Holders will receive their payment through the Depositary Bank, The Bank of New York Mellon as from the date set forth by the respective rules that apply in the jurisdiction where the Company's ADSs are listed.

Shareholders who hold their shares through a depositor (Bank, Agent or Broker), shall notify their decision to exercise the US Dollar Payment Option to that entity which shall communicate this decision to Caja de Valores S.A. during the Exercise Period and according to the procedures established by Caja de Valores S.A. for such purposes.

The US Dollar Payment Option can only be validly exercised as follows: (i) in the case of those shareholders who hold their shares recorded in Caja de Valores S.A., by submitting their notification to Caja de Valores S.A. and (ii) in the case of those shareholders who hold their shares through a depositor (Bank, Agent or Broker), the depositor shall submit the notification of the exercise of the US Dollar Option to Caja de Valores S.A. Shareholders must be registered as holders of Company shares as of the close of operations on the Record Date. Any US Dollars Payment Option exercised during the Exercise Period by those shareholders that do not turn out to be holders of shares of the Company as of the close of operations on the Record Date shall be deemed not exercised and shall be null and void. In accordance with the foregoing, it is expressly established that the holdings of shares of registered shareholders as of the close of business on the Record Date will be the only ones taken into consideration for the purpose of making the dividend payment.

In case a shareholder chooses to exercise the US Dollar Payment Option in a foreign account, the amount to be received will be the result of (i) dividing the amount in pesos that the shareholder is entitled to receive as dividends by (ii) the quotient that results from dividing (y) the offer price in pesos of any series or value of a certain bond issued by the Government of the Republic of Argentina (the “Bond”) in the “spot trading mode” at BYMA at 12.00 noon Buenos Aires time on May 26, 2020, by z) the bid price of the Bond in US dollars with a 48 hours settlement in New York at 12.00 noon Buenos Aires time on the same date. In the event that the shareholder chooses to exercise the US Dollar Payment Option in a local account, the amount that the shareholder will receive will be the result of (i) dividing the amount in pesos that the shareholder is entitled to receive as dividends by (ii) the quotient that results from dividing (y) the offer price in pesos of any series or value of a certain bond issued by the Government of the Republic of Argentina (the “Bond”) in the “spot trading mode” at BYMA at 12.00 noon Buenos Aires time on May 26, 2020, by (z) the bid price of the Bond in US dollars traded in BYMA at 12.00 noon Buenos Aires time on the same date.

Dividends to be distributed are not subject to the withholding tax rate of 7% set forth in the article following article 69 of the Income Tax Law, as they are originated in profits that were subject to the income tax rate of 35%.

Dividends to be paid will be subject to the withholding, in the relevant cases, of the amounts paid by the Company in its capacity as Substitute Person Responsible for the Personal Assets Tax, in the case of those shareholders that are subject to said tax, pursuant to Law No. 23,996 and amendments.

It is important to remark that the Company will comply with the publication of the respective payment notice in accordance with the requirement of the Markets in which the Company is listed.

Yours faithfully,

Alternate Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 15, 2020	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer